November 26, 1997





Dear Fellow Stockholder,

     On August 15, 1997, the Company completed the sale of its Space and Telecommunications Systems business and Mobile Information and Communications Services business to Orbital Sciences Corporation. At that time, we informed you that the Company may make a stockholder distribution of a portion of the proceeds of such sale. We also have been exploring alternatives to maximize stockholder value, and to provide stockholders with the opportunity to obtain liquidity with respect to their shares in a tax-efficient manner. In implementing this strategy, your Board of Directors has approved a self tender to repurchase approximately $2.0 million of the Company's common stock. This offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Please note that the Offer is scheduled to expire at midnight on Wednesday, December 31, 1997.

     If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

     We have retained Capitol Securities Management, Incorporated as our Information Agent to help you respond to this tender offer. Please contact the Information Agent at its toll free number, (800) 878-2010, if you have any questions. Suzanne McKeown will be pleased to answer your questions and can help you complete the correct documents.

                              Sincerely,



                              Dr. C.E. Velez
                              Chairman and CEO
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